Hypo Real Estate
HOLDING

Securities and Exchange Commission
Office of International Corporation Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

U.S.A.



Abteilung GCO
Adresse Unsöldstrasse 2
80538 München
Ansprechpartner Heike Theißing
Telefon +49/89/20 30 07-793
Fax +49/89/20 30 07-33793
E-mail heike.theissing
@HypoRealEstate.com
Ihre Zeichen
Unsere Zeichen
Datum 16.08.2007

Hypo Real Estate Holding AG
Rule 12g3-2(b) File No. 82-34748

Dear Madam or Sir,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Hypo Real Estate Holding (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully
Hypo Real Estate Holding AG

Reiner Barthuber

Heike Theißing

Enclosures

(1) 16 August 2007 (English and German version)

Firma Hypo Real Estate Holding AG
Internet www.HypoRealEstate.com
Rechtsform Aktiengesellschaft
Sitz München
Registergericht München HRB 149393
Vorsitzender des Aufsichtsrates Kurt F. Viermetz
Vorstand Georg Funke (Vorsitzender des Vorstandes)
Dr. Markus Fell, Thomas Glynn (stellv.),
Dr. Robert Grassinger (stellv.), Frank Lamby,
Bettina von Oesterreich (stellv.)





Beteiligungsmeldungen

16.08.2007 - Mitteilung nach § 26 WpHG - EuroPacific Growth Fund

WKN: 802 770
ISIN: DE 000 802 770 7

Übersetzung

Der EuroPacific Growth Fund, 333 South Hope Street. Los Angeles, CA 90071, USA, hat der Hypo Real Estate Holding AG, Unsöldstrasse 2, 80538 München, gemäß § 21 Abs. 1 WpHG mit Schreiben vom 15.08.2007, zugegangen am 15.08.2007, folgendes mitgeteilt:

„Am 10.08.2007 fiel die Beteiligung des EuroPacific Growth Fund an den Stimmrechten der Hypo Real Estate Holding AG, Unsöldstraße 2, 80538 München unter die Schwelle von 5 %. An diesem Tag hielt EuroPacific Growth Fund 4,9999 % aller Stimmrechte der Hypo Real Estate Holding AG und 4,9999 % aller Stammaktien der Hypo Real Estate Holding AG mit Stimmrechten aus 6.703.540 Stammaktien."

München, 16.08.2007
Hypo Real Estate Holding AG
Vorstand





Shareholding Disclosures

16.08.2007 - Disclosure pursuant to section 26 of the German Securities Trading Act (Wertpapierhandelsgesetz -WpHG) - EuroPacific Growth Fund

Security code number (WKN): 802770
ISIN: DE 000 802 770 7

Pursuant to section 21 par.1 WpHG, EuroPacific Growth Fund, 333 South Hope Street, Los Angeles, CA 90071, USA, notified Hypo Real Estate Holding AG, Unsöldstrasse 2, 80538 München, on 15 August 2007, received on 15 August 2007, of the following:

"On 10 August 2007, the stake of EuroPacific Growth Fund in the voting rights in Hypo Real Estate Holding AG, Unsöldstraße 2, 80538 München, fell below the threshold of 5 %. On that date, EuroPacific Growth Fund held 4.9999 % in relation to all voting rights in Hypo Real Estate Holding AG and 4.9999 % in relation to all ordinary shares (Stammaktien) with voting rights in Hypo Real Estate Holding AG arising from 6,703,540 ordinary shares."

Munich, 16 August 2007
Hypo Real Estate Holding AG
Management Board



END